ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 17, 2019	Keith MacLeod T +1 617 951 7475 keith.macleod@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Emerging Markets Local Currency Bond Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on April 15, 2019, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 65 to its registration statement. PEA No. 65 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on March 15, 2019 to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust is filing PEA No. 67 pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. Capitalized terms used and not defined herein have the meanings given to them in PEA No. 65. In connection with the 485(b) Filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or another regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.

The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

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A summary of the Staff’s comments, and the Trust’s responses thereto, are set forth below.

Prospectus

Fees and Expenses

1.

Comment: The Staff notes the statement in the Fund’s Principal Investment Strategies that “the returns from [foreign currency exchange] transactions may represent, from time to time, a significant component of the Fund’s investment returns.” If such transactions will include swaps and such swaps will represent a significant component of the Fund’s investment returns, please add a footnote to the Annual Fund Operating Expenses table to disclose an estimate of the embedded swap expenses in basis points. If you are unable to include a specific number, please explain why an estimate is not possible.

Response: The Fund does not currently anticipate that returns from foreign currency swaps will represent a significant component of the Fund’s investment returns.

2.	Comment: Regarding the expense limitation to be applied to the Fund as discussed in footnote 3 to the Annual Fund Operating Expenses table,

a.	Please confirm that the agreement governing the expense limitation will be filed as an exhibit to the Fund’s registration statement.

b.	Please confirm that the expense limitation will remain in effect for at least one year from the effective date of the Fund’s registration statement.

c.

Please replace the “are expected to” with “will” in the statement that “These expense limitations are expected to apply until at least [  ], except that they may be terminated by the Board of Trustees at any time.”

d.

We believe that the Adviser’s right to recoup a waiver and/or reimbursement under the expense limitation should be subject to two caps: not only that such recoupment not cause the Fund’s expense ratio to exceed the level of the expense limitation in effect at the time of the original waiver and/or reimbursement, as the Fund describes in footnote 3, but also that such recoupment not cause the Fund’s expense ratio to exceed the level of any expense limitation in effect at the time of such recoupment.

Response:

a.	The Fund confirms that the agreement governing the expense limitation will be filed as an exhibit to the 485(b) Filing.

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b.

The Fund confirms that the expense limitation will remain in effect for at least one year from the effective date of the Fund’s registration statement, subject only to the ability of the Board of Trustees of the Trust to terminate it earlier.

c.	The Fund will make the requested change in the 485(b) Filing.

d.

The Fund respectfully notes that the prospectus includes the following disclosure: “Additionally, DoubleLine Capital would generally seek recoupment only in accordance with the terms of any expense limitation of the Fund that is in place at the time of recoupment.”

Principal Investment Strategies

3.

Comment: It appears that the Fund can invest to a significant extent in mortgage-backed securities (“MBS”), including collateralized mortgage obligations (“CMOs”), other asset-backed securities (“ABS”), bank loans, and structured products, including collateralized debt obligations (“CDOs”), and, in all of the above categories, high-yield and defaulted debt securities. Given the liquidity profile of these investments, please explain to us how the Fund determined that its strategy was appropriate for an open-end structure. Your response should include market data on these types of investments and information about the factors cited on pages 154-55 of the liquidity rule adopting release.

Response: The Adviser expects to assess and manage the liquidity risk of the Fund in accordance with Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Fund’s Liquidity Risk Management Program (the “Program”). In applying the Program, the Adviser, as the Program administrator, will consider a number of factors, including whether the Fund’s principal investment strategies are appropriate for an open-end fund. The Adviser believes that the Fund’s principal investment strategies are appropriate for an open-end fund and, in making that assessment, considered a number of factors, including, among others, the Adviser’s extensive experience trading bonds, the number of market makers for the sectors of the fixed income market in which the Fund expects to invest, the Adviser’s expectation to manage a portfolio of fixed income investments invested across various sectors of the fixed income market, the security selection available within each given sector, the liquidity conditions in various market sectors, and certain other features of the Fund, including the highly liquid investment minimum and other liquidity risk management measures the Fund expects to implement as part of its Program. The Adviser also assessed the Fund’s ability to liquidate its portfolio in stressed conditions as part of its risk assessment and the results of those tests also informed the Adviser’s view that the Fund’s principal investment strategies are appropriate for an open-end fund.

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The Adviser expects to assess the liquidity of each of the Fund’s holdings and classify them in accordance with the requirements of Rule 22e-4. In doing so, the Adviser will consider those factors it believes are relevant to assessing the liquidity of each investment, such as position size, bid-ask spread, issuer, industry, settlement period, security type, tranche type, and credit rating; the Fund’s Program also requires consideration of certain Fund-specific factors. The Fund has not begun investment operations at this point in time and so does not have any specific holdings for which it could provide market data.

4.	Comment: Please review the Principal Investment Strategies disclosure provided pursuant to Item 4(a) of Form N-1A and, if possible, make the section less technical and easier to read.

Response: In connection with the 485(b) Filing, the Fund will review the Principal Investment Strategies disclosure.

5.

Comment: The Staff notes the disclosure in the first paragraph of Principal Investment Strategies that “Bonds may pay interest at fixed or variable rates.” Are any of the variable rates tied to the London Interbank Offered Rate (“LIBOR”)? If so and the Fund believes it to be a principal risk, please add a LIBOR risk factor that describes how the transition away from LIBOR could affect the Fund’s investments. Such a risk factor should include discussion of both:

a.

if the Fund will invest in instruments that pay floating rates based on LIBOR and those investments do not include a fall-back provision that explains how interest rates will be determined if LIBOR stops being published, how the liquidity of the Fund’s holdings in such instruments will be affected, and

b.	how the transition to a successor rate could impact the value of instruments that reference LIBOR.

Response: The Adviser does not currently consider this to be a principal risk of the Fund. The Fund will, however, consider adding general risk disclosure regarding this matter in the statutory prospectus or the Statement of Additional Information (the “SAI”) in the 485(b) Filing.

6.

Comment: The Staff requests that the identification of high-yield debt securities as “junk bonds” be moved up to the first reference to such securities, which is in the first paragraph of Principal Investment Strategies.

Response: The requested change will be made in the 485(b) Filing.

7.

Comment: Regarding the statement in the second paragraph of Principal Investment Strategies that “The Adviser interprets the term ‘bond’ broadly as an instrument or security evidencing what is commonly referred to as an IOU rather than evidencing the corporate ownership of equity unless that equity represents an indirect or derivative interest in one or more debt securities,” could the Fund please provide an example of such an equity interest?

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Response: In the 485(b) Filing, the Fund will add the following example:

The Adviser interprets the term “bond” broadly as an instrument or security evidencing what is commonly referred to as an IOU rather than evidencing the corporate ownership of equity unless that equity represents an indirect or derivative interest in one or more debt securities, such as the interests in the equity tranche of a trust collateralized by debt securities.

8.

Comment: In the following statement in the third paragraph of Principal Investment Strategies, please, in accordance with Rule 35d-1(a)(3)(ii) under the 1940 Act, please specify (i) the “related entities” and (ii) which major emerging market securities indices are considered:

An “emerging market country” is a country that, at the time the Fund invests in the related instruments, is classified as an emerging or developing economy by any supranational organization such as the International Bank of Reconstruction and Development or any affiliate thereof (the “World Bank”) or the United Nations, or related entities, or is considered an emerging market country for purposes of constructing a major emerging market securities index.

Response: In the 485(b) Filing, the Fund will revise the above disclosure as follows:

An “emerging market country” is a country that, at the time the Fund invests in the related instruments, is classified as an emerging or developing economy by any supranational organization such as ~~the International Bank of Reconstruction and Development or any affiliate thereof (the “~~an institution in the World Bank~~”)~~ Group or the United Nations~~,~~ or ~~related entities~~an agency thereof, or is considered an emerging market country for purposes of constructing a major emerging market securities index, such as the J.P. Morgan or Bank of America suites of emerging market indices (e.g., the JP Morgan GBI-EM Global Diversified Index or the ICE Bank of America Broad Local Emerging Markets non-Sovereign Index).

9.	Comment: In the following statement in the third paragraph of Principal Investment Strategies, please specify that such investment would be limited to 20% of the Fund’s net assets:

Although the Fund invests principally in investments denominated in local currencies, the Fund may invest in investments denominated in the U.S. dollar (including U.S. Government securities).

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Response: The Fund respectfully declines to make this change. The Fund notes that the statement of its 80% investment policy is made in a subsequent paragraph in Principal Investment Strategies.

10.

Comment: In the following statement in the fourth paragraph of Principal Investment Strategies, please explain why it is appropriate for a fund with “local currency” in its name to hedge its currency exposure:

The Fund may also enter into foreign currency exchange transactions in order to hedge against changes in the values of its portfolio investments due to declines in the values of the currencies in which those investments are denominated against the U.S. dollar (although the Fund does not expect typically to hedge portfolio currency exposures).

Response: The Fund respectfully notes the disclosure makes clear that the Fund will not typically engage in hedging transactions, and that the Fund entering into hedging transactions in unusual circumstances as the Adviser may consider to be in the best interest of the Fund is not inconsistent with the Fund’s name.

11.	Comment: The Staff believes that the following sentences in the eighth paragraph of Principal Investment Strategies should be moved to the Principal Risks section of the Prospectus:

The Fund will incur costs in implementing derivatives strategies, and there can be no assurance that the Fund will engage in derivatives strategies or that any such strategy will be successful. Any use of derivatives strategies entails the risks of investing directly in the securities or instruments underlying the derivatives strategies, as well as the risks of using derivatives generally, and in some cases the risks of leverage, described in this Prospectus and in the Fund’s Statement of Additional Information (“SAI”).

Response: The Fund has considered this comment and respectfully declines to make any changes in response. The Fund respectfully submits that the content of the sentences referenced above is already addressed in the Item 4 Derivatives Risk, which cites both transaction costs of derivatives and the possibility that the Fund could “lose money on both the derivatives transaction and the exposure the Fund sought to hedge.”

12.	Comment: In the Fund’s 80% investment policy, please disclose the criteria that the Fund uses to determine that an issuer is an issuer in an emerging market country.

Response: The Fund intends to revise the statement of its 80% investment policy in the 485(b) Filing as follows:

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Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in bonds of issuers in emerging market countries denominated in ~~local (non-U.S.)~~the currencies of such emerging market countries. Issuers in emerging market countries include governmental, quasi-governmental, and private (non-governmental) emerging market issuers. Private emerging market issuers include non-governmental issuers organized under the laws of or domiciled in an emerging market country, issuers with their principal places of business or corporate headquarters located in an emerging market country, or issuers the Adviser has determined are emerging market issuers based on a consideration of a number of qualitative factors, including the relative importance of emerging markets to the issuer’s business, including the issuer’s profits, revenues, EBITDA, cash flow, assets, and/or future potential growth. The Fund’s investments in derivatives and other synthetic instruments that provide exposures comparable, in the judgment of the Adviser, to local currency bonds of emerging market issuers will be counted toward satisfaction of the Fund’s 80% policy (using, where determined appropriate in the Adviser’s discretion, an instrument’s notional amount). Instruments, such as an ETF that invests in bonds, that, in the judgment of the Adviser, provide ~~one or more of the~~characteristics of a direct investment in one or more debt securities will also be counted toward satisfaction of the Fund’s 80% policy. If the Fund changes its 80% policy, it will notify shareholders at least 60 days in advance of the change.

13.

Comment: The Staff asks that, in the statement of the Fund’s 80% investment policy, the term “local,” which, in reference to non-U.S. currency, is broader and could include, for example, the yen, be replaced with “emerging market.”

Response: The requested change will be made in the 485(b) Filing. Please see the Fund’s response to Question 12.

14.

Comment: Regarding the statement below in the Fund’s 80% investment policy, the Staff’s view is that, for purposes of calculating compliance with Rule 35d-1, derivatives must be valued based on market value and, therefore, that the reservation of the right to use an instrument’s notional amount should be deleted.

The Fund’s investments in derivatives and other synthetic instruments that provide exposures comparable, in the judgment of the Adviser, to local currency bonds of emerging market issuers will be counted toward satisfaction of the Fund’s 80% policy (using, where determined appropriate in the Adviser’s discretion, an instrument’s notional amount).

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Response: The Fund intends to value derivatives for purposes of its 80% investment policy in a manner consistent with Rule 35d-1. The Fund reserves the right to use an investment’s notional value to comply with its 80% investment policy where determined appropriate in the Adviser’s discretion. For example, if a derivative creates an exposure equivalent to a cash investment in an underlying issuer equal to the derivative’s notional amount, the Fund may use that amount for purposes of compliance with its 80% investment policy.

15.	Comment: Regarding the statement below in the Fund’s 80% investment policy, the Staff’s view is that “one or more” should be deleted. Please see note 13 to the adopting release for Rule 35d-1.

Instruments, such as an ETF that invests in bonds, that, in the judgment of the Adviser, provide one or more of the characteristics of a direct investment in one or more debt securities will also be counted toward satisfaction of the Fund’s 80% policy.

Response: The requested change will be made in the 485(b) Filing. Please see the Fund’s response to Question 12.

Item 4 Principal Risks

16.	Comment: Please confirm that all of the risks listed under Principal Risks on pages 7 through 11 are, in fact, the principal risks of investing in the Fund.

Response: The Fund respectfully submits that all of the risks included are principal risks in that they reflect (i) the range of strategies that may be used to manage the Fund under a variety of circumstances and (ii) the fact that investment in the Fund will entail exposure to the distinct risks, among others, of fixed income securities, foreign investment, emerging market countries, and currency movements.

17.

Comment: The Staff requests that the Fund consider listing the risks based on the order of importance rather than alphabetically, as suggested by the Director of the Division of Investment Management in her October 25, 2018 Investment Company Institute Securities Law Developments Conference speech.

Response: The Fund respectfully declines to make the requested change at this time.

18.

Comment: The Staff notes the inclusion under Principal Risks of Affiliated Fund Risk. However, there is no indication in Principal Investment Strategies that the Fund intends to invest in other investment companies, whether affiliated or not. Please state this fact in Principal Investment Strategies.

Response: The Fund will add the following disclosure to Principal Investment Strategies in the 485(b) Filing:

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The Fund may pursue its investment objective and obtain exposures to some or all of the asset classes described above by investing in other investment companies, including, for example, other open-end or closed-end investment companies and ETFs, including those sponsored or managed by the Adviser or its related parties.

19.

Comment: If the Fund counts investment in an ETF toward satisfaction of the Fund’s 80% investment policy, please add disclosure that the Fund will consider the holdings of the underlying fund for purposes of complying with such policy.

Response: The Fund respectfully declines to make any changes in response to this comment. The Fund is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with the Fund’s 80% investment policy adopted pursuant to Rule 35d-1 under the 1940 Act. In practice, however, the Fund may take into consideration the investment policies of an ETF, such as a policy to normally invest 80% of its net assets in investments that are consistent with the Fund’s 80% investment policy, in determining compliance with the Fund’s 80% investment policy.

20.

Comment: The Staff notes that the Fund includes Cash Position Risk under Principal Risks but does not refer to cash investments in Principal Investment Strategies. If the Fund intends to hold cash as a principal investment strategy, please disclose this in Principal Investment Strategies. Otherwise, please remove Cash Position Risk from Principal Risks.

Response: The Fund respectfully notes the disclosure provided under Additional Information About Principal Investment Strategies and Principal Risks—Principal Investment Strategies:

The Fund may from time to time hold a portion of its assets in cash, cash equivalents, or other short-term investments for a number of reasons, including, for example, for temporary defensive purposes, to satisfy future redemption requests, pending the investment of subscription proceeds, or when the Adviser otherwise determines for investment purposes to hold a portion of the Fund’s assets in cash or similar investments.

21.	Comment: Given the Fund’s investments, the Staff requests that interest rate risk be disclosed more prominently.

Response: The Fund has reviewed its existing disclosure and respectfully submits that the Fund’s interest rate risk is disclosed and discussed prominently. In addition to Interest Rate Risk itself, see, for example, Asset-Backed Securities Investment Risk; Extension Risk; Prepayment Risk; Financial Services Risk; Loan Risk; Market Risk; Mortgage-Backed Securities Risk; and Structured Products and Structured Notes Risk.

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22.	Comment: Please consider adding, in Interest Rate Risk, an example that shows the impact of a 1% increase in interest rates on a portfolio with an eight-year duration.

Response: The Fund respectfully submits that a sufficient example of duration is provided in the Item 9 Interest Rate Risk, as excerpted below:

Duration is a measure of the expected life of a bond that is used to determine the sensitivity of an instrument’s price to changes in interest rates. For example, the price of a bond fund with an average duration of three years generally would be expected to fall approximately 3% if interest rates rose by one percentage point.

Concerning the difference between an example with a duration of three years and an example with a duration of eight years, the Fund notes that it does not have an expected duration; the Fund merely expects that, under normal market conditions, its weighted average effective duration will have a range of no less than two years and no more than eight years. Accordingly, given the possible range in average duration of the Fund’s portfolio, the Fund believes that the current disclosure provides an appropriate example for an investor to consider.

23.

Comment: The Staff notes the inclusion of Financial Services Risk in Principal Risks. Given such inclusion, please add disclosure regarding the Fund’s investment in the financial services sector to Principal Investment Strategies.

Response: The Fund has reviewed its existing disclosure and respectfully declines to make any changes in response to this comment. The Fund notes that it does not have a policy to invest in a particular industry or group of industries. It provides the disclosure concerning Financial Services Risk and Securities or Sector Selection Risk because many of the issuers to which the Fund may have exposure in turn have exposure to the financial services sector or other particular sectors and it therefore considers both risks to be potentially helpful to investors to understand potential risks of investing in the Fund.

24.

Comment: The Staff notes the inclusion of Focused Investment Risk in Principal Risks. Given such inclusion, please add disclosure regarding the Fund’s investment focus to Principal Investment Strategies.

Response: The Fund will add the following disclosure to Principal Investment Strategies in the 485(b) Filing: There is no limit on the percentage of the Fund’s assets that may be invested in any single or a small number of emerging market countries, currencies, or issuers.

25.	Comment: The Staff notes the inclusion of Large Shareholder Risk in Principal Risks. Please confirm that this is a principal risk.

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Response: The Fund confirms that Large Shareholder Risk is a principal risk. The Fund notes the following disclosure provided in the “Control Persons and Principal Holders of Securities” section of the SAI:

The Adviser or its related parties or other investment companies sponsored or managed by the Adviser may invest in the Fund, and may at certain times own all, substantially all or a substantial portion of the Fund’s shares during the Fund’s start-up period, in which case such investors may be deemed to control the Fund. For additional information regarding the principal risks of potentially large investor positions in the Fund, see “Risk Considerations — Affiliated Fund Risk” and “Risk Considerations — Large Shareholder Risk.”

26.	Comment: Given that the Fund can invest significantly in MBS, including defaulted and below-investment-grade securities, please disclose liquidity risk more prominently.

Response: The Fund has reviewed its existing disclosure and respectfully submits that the Fund’s liquidity risk is disclosed and discussed prominently. See, for example, Liquidity Risk; Foreign Investing Risk; High Yield Risk; Loan Risk; and Structured Products and Structured Notes Risk.

27.

Comment: The Staff notes the inclusion in Loan Risk of a definition of “covenant-lite” loans. If the Fund will invest in such loans as part of its principal investment strategies, please add that fact to Principal Investment Strategies together with the definition included in Loan Risk.

Response: The Fund does not intend at this time to invest in covenant-lite loans as part of its principal investment strategies.

28.

Comment: If the Fund will invest in junior (i.e., equity) tranches of MBS and/or ABS, please add disclosure concerning the risks of those tranches to Mortgage-Backed Securities Risk and/or Asset-Backed Securities Investment Risk, as applicable.

Response: The Fund does not intend at this time to invest in junior (i.e., equity) tranches of MBS and/or ABS as part of its principal investment strategies.

29.	Comment: Please add a sentence to Principal Investment Strategies noting that the Fund is non-diversified (i.e., include this statement in Item 4, not just Item 9).

Response: The Fund will make the requested change in the 485(b) Filing.

30.	Comment: Given the inclusion of Portfolio Turnover Risk, please add disclosure concerning frequent trading of portfolio securities to Principal Investment Strategies.

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Response: The Fund will add the following disclosure to Principal Investment Strategies in the 485(b) Filing:

Portfolio securities may be sold at any time. By way of example, sales may occur when the Fund’s portfolio managers perceive deterioration in the credit fundamentals of the issuer, when the portfolio managers consider that changes or anticipated changes in currency values favor the sale of the security, when the portfolio managers believe there are negative macro geo-political considerations that may affect the issuer, when the portfolio managers determine to take advantage of a better investment opportunity, or when the individual security has reached the portfolio managers’ sell target. The portfolio managers may engage in active and frequent trading of the Fund’s portfolio investments. To the extent that they do so, the Fund may incur greater transaction costs and may make greater distributions of income and gains, which will be taxable to shareholders who do not hold their shares through a tax-advantaged or tax-deferred account.

Additional Information About Principal Investment Strategies and Principal Risks—Principal Investment Strategies

31.

Comment: The Staff notes that all but the last three paragraphs of Additional Information About Principal Investment Strategies and Principal Risks—Principal Investment Strategies are identical to those in Principal Investment Strategies. Please review summary prospectus disclosure and attempt to summarize what is stated here.

Response: In connection with the 485(b) Filing, the Fund will review the Principal Investment Strategies disclosure.

Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks

32.

Comment: The Staff notes the disclosure under Investment Company and Exchange-Traded Fund Risk referring to “certain non-registered investment companies that may charge up to 20% or more of the gains on the Fund’s investments” and the disclosure under Liquidity Risk referring to the possibility of investments being “subject to certain legal restrictions, such as lock-up periods implemented by private funds.” Does the Fund intend to invest in unregistered private investment companies and, if so, to what extent and what types?

Response: The Fund does not currently intend to invest in private investment funds (e.g., private equity funds or hedge funds). Therefore, the Fund will revise the Item 9 Investment Company and Exchange-Traded Fund Risk as follows in the 485(b) Filing:

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The Fund must pay its pro rata portion of an investment company’s or ETF’s fees and expenses~~, which may include performance fees that could be substantial (such as certain non-registered investment companies that may charge up to 20% or more of the gains on the Fund’s investments)~~. An investment company or ETF may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Fund’s performance.

The Fund notes that the MBS, ABS, and other structured products in which the Fund may invest, as disclosed in Principal Investment Strategies, may be structured in a variety of ways, including in reliance on the exemption from the definition of “investment company” provided in Section 3(c)(7) of the 1940 Act.

How to Redeem Shares

33.

Comment: We note the disclosure that “A variety of other measures, such as redemptions in kind (i.e., payment in portfolio investments rather than cash), may also be used to honor redemptions.” Please consider disclosing more detail about redemptions in kind. For example, what is used to pay redemptions in kind (e.g., pro rata slices; representative baskets; individual securities)? (Note: This is just a consider comment: see liquidity rule adopting release page 294.)

Response: The Fund will consider whether additional disclosure may be appropriate at this time.

34.

Comment: We note the disclosure that “Redemption requests will be priced at the NAV next determined after they are received in good order by the Fund.” Please revise to say “after receipt by the financial intermediary or the Fund.”

Response: The Fund respectfully declines to make any changes in response to this comment.

Statement of Additional Information

35.	Comment: The Staff notes the following concerning fundamental investment policy #4:

a.

Regarding the disclosure that “derivatives counterparties are not considered to be part of any industry,” please tell us in your letter how the Fund counts derivatives for purposes of its concentration policy. The Staff does not think that derivatives can be excluded from the concentration policy, i.e., they must be counted in some way.

b.	Please add disclosure to say that the Fund will consider the underlying holdings of investment companies in determining compliance with its concentration policy.

c.	Please delete the following statement on page 3 of the SAI: “Further, the Fund takes the position that mortgage-backed securities and asset-backed securities, whether

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government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restrictions noted above do not apply to such securities.” The Staff’s view is that investments in privately issued mortgage-backed securities should be considered investments in a single industry or group of industries for purposes of a fund’s industry concentration policy and that a fund should look through to the underlying assets of the asset-backed securities held by the fund in determining into which industry such instruments should be classified.

Response:

a.

The Fund notes that this language is intended to address the fact that, when the Fund enters into derivatives transactions with a counterparty, it does so in order to gain exposure to the security or other reference asset underlying the derivative, and not to the counterparty itself, and therefore the Fund generally looks to the issuer of the reference asset (or the issuers of the assets comprising the reference asset) rather than the counterparty as the issuer for purposes of its industry concentration policy. The value of a derivatives instrument typically changes very largely in response to changes in the value of the underlying security, index, commodity, or reference asset, and/or, potentially, changes in the relevant industry, if any, of the issuer of the underlying security, index, commodity, or reference asset or of the issuers of the assets comprising the reference asset, and relatively little in response to factors affecting the industry of which the counterparty is a part. For those reasons, while a derivatives transaction may give rise to exposure to the industry, if any, of the issuer of the reference asset or of the issuers of the assets comprising the reference asset, exposure to a counterparty should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the counterparty.

The Fund does note that it does not expect to invest in derivatives instruments in a manner that would cause its overall exposure (based on actual mark-to-market values of its derivatives instrument positions) to derivatives instrument counterparties in a single industry to be 25% or more of its total assets for purposes of its fundamental policy #4.

b.

The Fund respectfully declines to make the requested change. The Fund is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry.

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c.

The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the Commission or its Staff that establishes that MBS or ABS are part of an industry. In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a number of other registered investment companies.

*      *      *      *       *      *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7475 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Keith MacLeod

Keith MacLeod

cc:	Adam D. Rossetti, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.